Exhibit 12.2

SOUTHERN CALIFORNIA EDISON COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

						6 Months	6 Months	12 Months
						Ended	Ended	Ended
Earnings:	2006	2007	2008	2009	2010	June 30, 2010	June 30, 2011	June 30, 2011
Income from continuing operations
before tax and noncontrolling interest	1,540	1,400	1,246	1,620	1,532	625	713	1,620
Less: Income from equity investees	-	-	-	-	-	-	-	-
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,540	1,400	1,246	1,620	1,532	625	713	1,620
Add:
Fixed charges (see below)	425	466	445	462	492	238	261	516
Amortization of capitalized interest	1	2	2	2	2	1	2	3
Distributed income of equity investees	-	-	-	-	-	-	-	-
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	-	-	-	-	-	-	-	-
Subtract:
Interest capitalized	(2)	(3)	(3)	(4)	(7)	(4)	(4)	(7)
Preference security dividend requirements of
consolidated subsidiaries - pre-tax basis	-	-	-	-	-	-	-	-
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	(275)	(305)	(170)	(94)	-	-	-	-

Earnings as adjusted	1,689	1,560	1,520	1,986	2,019	860	972	2,132

Fixed Charges (1):
Interest expenses - net of capitalized interest and AFUDC	399	429	407	420	429	206	228	451
Add: AFUDC	19	25	27	32	43	22	22	43
Interest expenses - net of capitalized interest	418	454	434	452	472	228	250	494
Interest capitalized (2)	3	3	3	4	7	4	4	7
Interest portion of rental expense (3)	4	9	8	6	13	6	7	15
Preferred and preference stock dividend
requirement - pre-tax basis	-	-	-	-	-	-	-	-

Total fixed charges	425	466	445	462	492	238	261	516

Ratio	3.97	3.35	3.42	4.30	4.10	3.61	3.72	4.13

(1)	Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.
(2)	Includes fixed charges associated with Nuclear Fuel and capitalized interest of fifty-percent owned partnership. The amount for 2006 is restated.
(3)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.